Exhibit 99.1

MI Developments Inc. 455 Magna Drive Aurora, Ontario, Canada L4G 7A9

MI Developments Inc. Announces its Strategic Plan following Completion of its Strategic Review Process

October 25, 2011 Aurora, Canada, MI Developments Inc. (“MID” or the “Company”) (TSX : MIM, NYSE: MIM) announced today that its Board of Directors has completed its previously announced strategic review process and unanimously approved a strategic plan that encompasses the following major elements and objectives:

1.                                       Convert MID from a Canadian corporation to a Canadian Real Estate Investment Trust (“REIT”).

2.                                       Increase the Company’s quarterly dividend to US$0.50 per share to reflect a targeted annualized dividend of US$2.00 per share.

3.                                       Fortify MID’s relationship with Magna International Inc. (“Magna”) by selectively investing in MID properties and opportunistically growing with Magna in new strategic locations.

4.                                       Diversify by significantly increasing the lease revenue derived from new industrial tenants and reducing the proportion of capital invested in Magna properties to less than 50% within approximately three years.

5.                                       Increase leverage to 40% to 50% of total capital.

“The Board’s adoption of this strategic plan demonstrates our determination to revitalize the Company, and to make it more transparent for our shareholders.  This plan brings MID much closer into line with our industry peers across a range of benchmarks,” said William Lenehan, Interim Chief Executive Officer.  “For example, we are expecting to reduce our general and administrative costs from approximately 30% of annual lease revenue to an annual run-rate of around 8% to 10%; we estimate that the REIT conversion, along with other structuring initiatives, will save approximately US$8 million a year of taxes, a 50% reduction; and, lastly, the Board has approved a dividend policy with a targeted payout ratio of approximately 70% of normalized long term distributable cashflow.”

The conversion to a REIT (which will take place pursuant to a statutory plan of arrangement) will require shareholder and court approval, and satisfaction of certain regulatory requirements and other conditions.  Although the REIT structure further improves the tax efficiency of MID’s business, none of the other elements of the strategic plan are contingent upon the REIT conversion.

The revised dividend policy is expected to maintain financial capacity for MID to grow or reinvest in its portfolio.

The Company anticipates growth opportunities with Magna including the expansion of certain facilities currently owned by MID as well as the construction of new facilities.

The planned diversification will be global in nature, targeting favourable tax jurisdictions and focusing on acquiring manufacturing and industrial buildings leased to tenants outside the automotive sector.  MID will be price disciplined in its acquisition approach and also intends to explore strategic partnerships with counterparties that can provide local capital, market intelligence and commercial opportunities.

By increasing financial leverage to 40% to 50% of total capital, the Company believes it can benefit from a lower blended cost of capital, provide some natural hedging against currency fluctuations, and efficiently pursue its accretive diversification strategy.

In addition, in 2012, the Company will change its name and relocate its corporate office from Magna Drive in Aurora, Ontario.

Pursuant to the change in dividend policy described above, MID’s Board of Directors has declared a dividend of US$0.50 per share on MID’s common shares for the third quarter ended September 30, 2011.  The dividend is payable on or about December 15, 2011 to shareholders of record at the close of business on November 25,

2011.  The common shares will begin trading on an ex-dividend basis at the opening of trading on November 23, 2011.  Unless otherwise indicated, MID has designated the entire amount of all past and future taxable dividends paid since January 1. 2006 to be an “eligible dividend” for purposes of the Income Tax Act (Canada), as amended from time to time.  Please contact your tax advisor if you have any questions with respect to the designation of eligible dividends.

ABOUT MI DEVELOPMENTS INC.

MI Developments Inc. (“MID” or the “Company”) (TSX: MIM, NYSE: MIM) is a Canadian-based real estate company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio of properties in North America and Europe leased primarily to Magna International Inc. (TSX: MG, NYSE: MGA) and its automotive operating units.

MID will host a teleconference call on Wednesday, October 26, 2011 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-747-0367. Overseas callers should use +1-416-981-9038.  Please call in at least 10 minutes prior to start time.  The call will be chaired by William Lenehan, Interim Chief Executive Officer.

For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas - +1-416-626-4100 (reservation number is 21543257) and will be available until Wednesday, November 9, 2011.

For further information, please contact Bill Lenehan, Interim Chief Executive Officer, at 905-726-7630 or Michael Forsayeth, Chief Financial Officer, at 905-726-7600.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.  For further information about MID, please see our website.

FORWARD LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing.  In particular, this press release contains forward-looking statements regarding a proposed conversion to a REIT, the possible structure and tax impacts of a REIT conversion, the proposed fortification and growth of MID’s relationship with Magna, the proposed expansion and diversification of MID’s lease portfolio, and expected increases in leverage and reductions in general and administrative costs.  Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. In particular, MID cautions that the timing or completion of the REIT conversion process cannot be predicted with certainty, and there can be no assurance at this time that all required or desirable approvals and consents to effect a conversion will be obtained in a timely manner or at all, and there can be no assurance that the REIT conversion will be completed in the manner noted above, or at all.  There  can also be no assurance that the proposed fortification and growth of MID’s relationship with Magna, the proposed expansion and diversification of MID’s lease portfolio, and expected increases in leverage and reductions in general and administrative costs can be achieved in a timely manner, or at all.  Forward-looking statements are based on information available at the time and/or management’s good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company’s control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to:  the risk of changes to tax or other laws that may adversely affect the REIT conversion; inability of MID to develop a suitable structure for the REIT conversion; the inability to obtain all required consents and approvals for the REIT conversion; economic, market and competitive conditions and other risks that may adversely affect MID’s ability to fortify and grow its relationship with Magna, expand and diversify its lease portfolio and increase its leverage; and the risks set forth in the “Risk Factors” section in the Company’s Annual Information Form for 2010, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company’s Annual Report on Form 40-F for the year ended December 31, 2010, which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.